Johnstone & Company
Barristers & Solicitors
Experience, dedication, integrity

COPY

04 FEB 2? 7:2

PLEASE REPLY TO: KATHLEEN E. SKERRETT, LL.B.
Direct Line: (416) 860-7150 Ext. 2251
Direct Email: kathleen@jcolaw.com

February 12, 2004

DELIVERED

04010016

Ontario Securities Commission
19th Floor
20 Queen Street West
Toronto, Ontario
M5H 3S8

Attention: Continuous Disclosure

Dear Sirs/Mesdames:

RE: Romios Gold Resources Inc. ("RGRI")
File No.: 1072-T-9

With respect to the sale of 200,000 units of RGRI, please find enclosed an original and a copy of a Form 45-501F1 dated **February 11, 2004;**

Please note that pursuant to paragraph 5 of the Form, a Certified List has been prepared and is in our possession for disclosure as may be required by the Ontario Securities Commission.

Yours very truly,

JOHNSTONE & COMPANY

PROCESSED
FEB 24 2004
THOMSON FINANCIAL

SUPPL

Per: Kathleen E. Skerrett

Encl.

cc: Alberta Securities Commission
British Securities Commission
TSX Venture Exchange
United States Securities and Exchange Commission - 12g3-2(b) **(Exemption No. 82-5093)**

KES/vl

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Tel: 416 860 7150
Email: jcolaw@jcolaw.com
Fax: 416 860 9843
Web: www.jcolaw.com
Address: The Exchange Tower, Suite 2500, P.O. Box 433
130 King Street West, Toronto, Ontario M5X 1E3

FORM 45-501F1

Securities Act (Ontario)

Report under Subsection 72(3) of the Act or Subsection 7.5(1) of Rule 45-501

(To be used for reports of trades made in reliance upon clause 72(1)(b) or (q) of the Act, or Section 2.3, 2.12, 2.13, 2.14 or 2.16 of Rule 45-501)

1. **Full name and address of the seller.**

   Romios Gold Resources Inc.
   17 Didrickson Drive
   Toronto, Ontario
   M2P 1J7

2. **Full name and address of the issuer of the securities traded.**

   Romios Gold Resources Inc.
   17 Didrickson Drive
   Toronto, Ontario
   M2P 1J7

3. **Description of the securities traded.**

   200,000 units priced at $0.25 per unit with each unit consisting of one (1) common share and one (1) warrant to acquire a further common share at $0.33 per share until February 6, 2006.

4. **Date of the trade(s).**

   February 6, 2004

5. **Particulars of the trade(s).**

Name of Purchaser and Municipality and Jurisdiction of Residence	Amount or Number of Securities Purchased	Purchaser Price per unit	Total Purchase Price (Canadian $)	Exemption Relied Upon
Fred Gruel	200,000 units	$0.25	$50,000	Section 2.3 of OSC Rule 45-501

6. **The seller has prepared and certified a statement containing the full legal name and the full residential address of each purchaser identified in section 5 and a certified true copy of the list will be provided to the Commission upon request.**

7. **State the name and address of any person acting as agent in connection with trade(s) and the compensation paid or to be paid to such agent.**

   Research Capital Corp., 222 Bay Street, Suite 1500, Toronto, Ontario received a commission of 20,000 common shares priced at $0.25 per share.

8. **Has the seller paid a participation fee for the current financial year in accordance with Rule 13-502?**

   Yes

9. State the name (or title) and the telephone number of the person who may be contacted with respect to any questions regarding the contents of this report.

Johnstone & Company, Attn: Kathleen E. Skerrett, corporate counsel, tel. #(416) 860-7150.

10. Certificate of seller or agent of seller.

The undersigned seller hereby certifies, or the undersigned agent of the seller hereby certifies to the best of the agent's information and belief, that the statements made in this report are true and correct.

DATED at Toronto

this 11th day of February ,2004 .

ROMIOS GOLD RESOURCES INC.

(Name of seller or agent - please print)

(Signature)

DIRECTOR

(Official capacity - please print)

WILLIAM R. JOHNSTONE

(Please print name of individual whose signature appears above, if different from name of seller or agent printed above)

Notice - Collection and Use of Personal Information

The personal information prescribed by this form is collected on behalf of and used by the Ontario Securities Commission for purposes of administration and enforcement provisions of the securities legislation in Ontario. All of the information prescribed by this form, except for the information contained in the statement required to be prepared and certified by the seller under section 6 of this form, is made available to the public under the securities legislation of Ontario. If you have any questions about the collection and use of this information, contact the Ontario Securities Commission at the address below:

Ontario Securities Commission
Suite 1903, Box 55,
20 Queen Street West
Toronto, Ontario M5H 3S8
Attention: Administrative Assistant to the Director of Corporate Finance
Telephone: (416) 593-8200
Facsimile: (416) 593-8177

Instructions:

1. In answer to section 7 give the name of the person or company who has been or will be paid remuneration directly related to the trade(s), such as commissions, discounts or other fees or payments of a similar nature. It is not necessary to include payments for services incidental to the trade such as clerical, printing, legal or accounting services.

2. If the space provided for any answer is insufficient, additional sheets may be used and must be cross-referred to the relevant item and properly identified and signed by the person whose signature appears on the report. Note that issuers may file one Form 45-501F1 for a specific transaction that includes the required information for multiple purchasers.

3. If the seller has not paid a participation fee for the current financial year, or if this form is filed late, a fee may be payable under Rule 13-502. Otherwise, no fee is payable to the Commission in connection with the filing of this form. Cheques must be made payable to the Ontario Securities Commission.

4. Please print or type and file two signed copies with:

Ontario Securities Commission
Suite 1900, Box 55,
20 Queen Street West
Toronto, Ontario M5H 3S8

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